Massimo Group

3101 W Miller Road

Garland, Texas 75041

VIA EDGAR

March 14, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Blake Grady and Nicholas Panos

Re:	Massimo Group

Schedule 13D filed January 15, 2025 by David Shan

File No. 005-94488

Dear Mr. Grady and Mr. Panos:

On behalf of David Shan (the “Reporting Person”), Massimo Group (the “Company,” “we,” “our” or “us”) hereby submit this response to the comment letter received from the staff (the “Staff”, “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), dated March 10, 2025, regarding the Schedule 13D filed on January 15, 2025 (the “Schedule 13D”) by the Reporting Person.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold and have followed each comment with the Company’s response.

Schedule 13D filed January 15, 2025

General

1.

We note that the event reported as requiring the filing of the Schedule 13D was December 31, 2024. Rule 13d-1(a) of Regulation 13D-G requires the filing of a Schedule 13D within five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired. Based on the December 31, 2024 event date, the Schedule 13D submitted on

January 15, 2025 was not timely filed. Please advise us why the Schedule 13D was not filed within the required five business days after the date of the acquisition.

Response: The Company respectfully advises the Staff that the Schedule 13D was not filed within five business days after the December 31, 2024 event date because the Reporting Person was eligible to file an amended Schedule 13G with respect to his holdings in the Company by February 14, 2025, pursuant to Rule 13d-1(d).

The Reporting Person held 32,085,000 shares of common stock of the Company (“Common Stock”) prior to its initial public offering (the “IPO”), which closed on April 4, 2024, and in which the Reporting Person did not participate. At the closing of the IPO, the Reporting Person filed a Schedule 13G (the “Schedule 13G”) reporting his ownership of 32,085,000 shares of Common Stock pursuant to Rule 13d-1(d), even though he was not required to do so.

As disclosed in the Schedule 13D, on May 22, 2024, the Company granted the Reporting Person an award of restricted stock units covering 75,000 shares of Common Stock, subject to the terms and conditions of the Company’s 2024 Equity Incentive Plan and a restricted stock unit award agreement thereunder. Of those shares, 37,500 restricted stock units vested on November 22, 2024, with the renaming 37,500 restricted stock units to vest on May 22, 2025. These awards represented less than 2% of the Company’s outstanding Common Stock. As a result, the Reporting Person was still eligible to report the changes in his beneficial ownership on an amended Schedule 13G within 45 calendar days of December 31, 2024.

However, following a review of its affiliated position, including review of Staff guidance with respect to Section 13 filings, the Reporting Person determined a 13D was more appropriate since it provides the public greater disclosure and filed the Schedule 13D on January 15, 2025. The Reporting Person respectfully submits to the Staff that future filings by the Reporting Person with respect to his beneficial ownership in equity securities of the Company will be timely made in accordance with Rule 13d-2 of Regulation 13D-G.

2.	The cover page of the above-captioned Schedule 13D indicates that December 31, 2024 was the date of the event that required this filing to have been made. Please advise us how this date was determined.

Response: The Company respectfully submits to the Staff that December 31, 2024, was determined to be the date of the event that required the filing of an amended Schedule 13G, as described in the response to Comment 1.

Item 5, page 1

3.	Item 5(c) requires the beneficial owner to “describe any transactions in the class of securities reported on that were effected during the past sixty days.” Please revise to provide the requisite disclosure with respect to all transactions in the securities between the deadline for timely filing the Schedule 13D and the actual filing of the Schedule 13D. If the Schedule 13D is amended to include the required information, please be advised that the Instruction to Item 5(c) requires the beneficial owner to “describe,” at a minimum, the following: “(1) The identity of the person covered by Item 5(c) who effected the transaction; (2) the date of transaction; (3) the amount of securities involved; (4) the price per share or unit; and (5) where and how the transaction was effected.”

Response: The Company respectfully submits to the Staff that the Reporting Person has not made any transactions in the Common Stock other than those reported in the Schedule 13D since the time of the IPO.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Adam C. Berkaw, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Sincerely,

By:	/s/ David Shan
Name:	David Shan
Title:	Chief Executive Officer

cc:	Adam C. Berkaw, Esq.